Exhibit 99.1

Mingteng International Announces 1-for-200 Reverse Stock Split Effective January 26, 2026

WUXI, China, Jan. 22, 2026 (GLOBE NEWSWIRE) -- Mingteng International Corporation Inc. (the “Company” or “Mingteng International”) (Nasdaq: MTEN), an automotive mold developer and supplier in China, today announced that it will effect a reverse stock split of its ordinary shares on a 1-for-200 basis (the “Reverse Stock Split”). The Company’s Class A ordinary shares will begin trading on a post-split basis when the market opens on January 26, 2026. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “MTEN,” with a new CUSIP number G6S85D117.

The Reverse Stock Split has been approved by the Company’s shareholders and the Company’s board of directors. Any fractional shares that would have otherwise resulted from the Reverse Stock Split will be rounded up to the next whole number and no fractional shares will be issued. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

Upon the effectiveness of the Reverse Stock Split, every two hundred (200) shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one (1) Class A ordinary share, and every two hundred (200) shares of the Company’s issued and outstanding Class B ordinary shares as of the effective date will automatically be combined into one (1) Class B ordinary share. Such adjustments will reduce the total number of outstanding Class A ordinary shares of the Company from approximately 242,334,931 to approximately 1,211,675 and the total number of outstanding Class B ordinary shares of the Company will be reduced from approximately 2,091,000 to approximately 10,455.

Concurrently with the Reverse Stock Split, the Company amended its Memorandum of Association to proportionately reduce the number of authorized ordinary for issuance and change the par value of post-reverse stock split ordinary shares to US$0.002 per share. All outstanding options, warrants and other securities entitling holders to purchase or receive ordinary shares will be adjusted in accordance with their respective terms.

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.
Investor Relations Department
Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com